

August 7, 2008

<u>By facsimile to (404) 815-6555 and U.S. Mail</u>

Mr. Alan R. Abrams
Chairman, President, and Chief Executive Officer
Servidyne, Inc.
1945 The Exchange, Suite 300
Atlanta, GA 30339-2029

Re: Servidyne, Inc.
        Preliminary Proxy Statement on Schedule 14A
        July 31, 2008 response letter to July 30, 2008 comment letter
        File No. 0-10146

Dear Mr. Abrams:

        We reviewed the July 31, 2008 response letter to our July 30, 2008 comment letter and have the comment below.

<u>Approval and Adoption of an Amendment to the Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock, page 10</u>

1.   Include in the definitive proxy statement these representations provided in the response:

   - The proposed increase in authorized shares for which the Company seeks shareholder approval is not related to the acquisition of Atlantic, which has already been completed and for which all of the related consideration has already been paid.

   - The Company does not have any agreement, arrangement, or understanding at this time for any specific acquisition for which the authorized shares would be issued.

<u>Closing</u>

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767 with any questions on our comment and related matters.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: David A. Stockton, Esq.
        Kilpatrick Stockton LLP
        1100 Peachtree Street, Suite 2800
        Atlanta, GA 30309-4530